

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05046106

February 25, 2005

Bruce A. Machmeier
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2005

Re: Ecolab Inc.
Incoming letter dated December 30, 2004

Dear Mr. Machmeier:

This is in response to your letters dated December 30, 2004 and January 25, 2005 concerning the shareholder proposal submitted to Ecolab by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated January 20, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7267
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: BMachmeier@oppenheimer.com

January 25, 2005

VIA FEDERAL EXPRESS AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Ecolab Inc. – Supplement to No-Action Request Concerning Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter supplements our earlier letter dated December 30, 2004 concerning the stockholder proposal submitted by the United Brotherhood of Carpenters Pension Fund to Ecolab Inc.

We have reviewed the response letter from the Fund, dated January 20, 2004. Although we disagree with the other comments contained in the Fund's response letter, we felt that it was appropriate to send this letter to point out that the Fund's response letter does not respond to Ecolab's position that the Fund has not established in a timely manner that it is eligible to submit a proposal.

In a letter accompanying its proposal, received by Ecolab on November 24, 2004, the Fund stated that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." Ecolab received no such letter. On December 2, 2004, Ecolab wrote to the Fund and requested that it provide the company with evidence of its share ownership within 14 calendar days. On December 6, 2004, Ecolab received a facsimile from the co-trustee and custodian of the Fund, AmalgaTrust Company Inc., purporting to be the "record" holder and verifying the Fund's beneficial ownership. But as pointed out in Ecolab's no action request, AmalgaTrust Company was not and is not a record owner of Ecolab common stock.

The Fund's response letter dated January 20, 2005 complains that Ecolab did not claim that the information provided by the Fund in its letter of December 6, 2004 was deficient until the Fund received Ecolab's no action letter request dated December 30, 2004. However, Ecolab was not required to provide any further notice to the Fund of the Fund's failure to carry its burden of establishing that it is eligible to submit a stockholder proposal. Rule 14a-8(f), which required that Ecolab notify the Fund of any eligibility deficiencies within 14 calendar days of receiving the Fund's proposal, was satisfied by Ecolab's letter dated December 2, 2004, which the Fund acknowledges receiving. The rules do not require, and an experienced proponent like the Fund should not need, any further notice.

Nor has the Fund subsequently provided Ecolab with any additional information demonstrating that it satisfies the eligibility requirement. Even though by its own admission the Fund was notified on December 30, 2004 that it had failed to establish its eligibility to submit a proposal, the Fund has not since that date, and did not in its letter dated January 20, 2005, provide any further information from a record holder of Ecolab stock concerning the beneficial ownership by the Fund of Ecolab common stock.

In short, the Fund has no standing to make a proposal, as it has not provided the requisite proof of ownership within the requisite time period. Consequently, we believe that the Fund's proposal is properly excludable from the Ecolab's 2005 proxy materials. The proposal is also excludable under Rule 14a-8 for a number of other reasons, as detailed in our no-action request dated December 30, 2004. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response.

As required, we have enclosed six (6) copies of this letter and are on this date mailing a copy of this letter to the Fund. Please do not hesitate to call me at (612) 607-7267 if you require additional information or wish to discuss this submission further.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,



Bruce A. Machmeier

BAM:pjp

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7267
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: BMachmeier@oppenheimer.com

December 30, 2004


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH, D.C. 202 SECTION

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Ecolab Inc. – Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is to advise you that it is the intention of our client, Ecolab Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") received by facsimile on November 24, 2004 from the United Brotherhood of Carpenters Pension Fund (the "Fund"). Copies of the Proposal and accompanying cover letter, dated November 24, 2004, are attached hereto as Attachment A.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are on this date mailing a copy of this letter and its attachments to the Fund, informing it of the Company's intention to omit the Proposal from the 2005 Proxy Materials.

On behalf of the Company, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in the Company's opinion that the Proposal may be excluded from the 2005 Proxy Materials. We have advised the Company that the Proposal may be omitted from the 2005 Proxy Materials because the Fund failed to demonstrate in a timely manner that it is eligible to submit a proposal as a record holder of Company securities.[1]

In addition, even if the proponent had met eligibility requirements, the Proposal may be omitted for the following reasons:

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[1] Rules 14a-8(b) and 14a-8(f) under the Exchange Act. (Unless otherwise noted, references to all Rules cited herein are to the Exchange Act).

- The Proposal would, if implemented, cause the Company to violate Delaware law and, as a result, the Company does not have the power or authority to implement the Proposal.[2]
- The Proposal improperly relates to the election of the Company's directors.[3]
- The Proposal contains false or misleading statements.[4]
- The Proposal is vague and indefinite.[5]

The Proposal

The resolution portion of the Proposal states:

"Resolved: That the shareholders of Ecolab Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Reasons For Omission

I. The Proposal may be omitted under Rules 14a-8(b) and 14a-8(f) because the proponent failed to timely demonstrate it is a record holder of Company securities.

The Fund failed to demonstrate in a timely manner that it is eligible to submit a proposal. Under Rules 14a-8(b) and 14a-8(f), the Fund has the burden of establishing proof that it meets certain eligibility requirements. A proponent, at the time it submits a proposal, must "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." If a proponent fails to comply with this rule, an issuer may exclude the proposal, but only if the issuer notifies the proponent of the deficiency (within 14 days of receiving the proposal) and the proponent fails to correct the deficiency (within 14 days from the date it received the issuer's notification).

The Fund, in a letter accompanying the Proposal received November 24, 2004, stated that it held for at least one year 4,200 shares of the Company's common stock, and that it intended to hold those shares through the date of the Company's next annual meeting. In addition, the Fund stated that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company received no such letter. Accordingly, the Company, on December 2, 2004, wrote to the Fund and requested that the Fund verify its eligibility to submit the Proposal by providing the Company with evidence of its share ownership within 14 calendar days. The Company's correspondence included a copy of Rule 14a-8(b),

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[2] Rule 14a-8(i)(2) and 14a-8-(6)
[3] Rule 14a-8(i)(8)
[4] Rule 14a-8(i)(3)
[5] Rule 14a-8(i)(3) and 14a-8(i)(6)

which outlines the options for ownership verification.[6] On December 6, 2004, the Company received a facsimile from the co-trustee and custodian of the Fund, AmalgaTrust Company Inc., purporting to be the "record" holder and verifying the Fund's beneficial ownership. *See* Attachment B. The Company has confirmed with its registrar and stock transfer agent that AmalgaTrust Company Inc. was not on November 24, 2004, and is not now, a record owner of the Company's common stock. The Company has received no further correspondence from or on behalf of the Fund verifying that it is the record holder of the requisite number of shares of the Company's common stock.

The Staff has consistently taken the position that if a proponent does not provide timely and sufficient supporting documentation that it has satisfied the ownership requirement, the proposal may be excluded under Rule 14a-8(f)(1).[7] This particular proponent is clearly familiar with the rules governing submissions of stockholder proposals and has not failed to satisfy the requirement out of ignorance. On the contrary, research of no-action letters shows that the Fund has submitted at least 40 proposals within the last two years. In addition, the Fund was clearly aware of the beneficial ownership verification requirement since it acknowledged in its original letter that the verification information would follow in a subsequent letter. Because the proponent did not meet eligibility requirements, the Proposal may be properly omitted from the Company's 2005 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f).

Even if the proponent had met eligibility requirements, the Proposal is properly excludable for the additional reasons set forth below.

II. The Proposal may be excluded under Rules 14a-8(i)(2) and 14a(8)(i)(6) because it would, if implemented, cause the Company to violate Delaware law and, as a result, the Company does not have the power or authority to implement the Proposal.

Pursuant to the Company's Restated Certificate of Incorporation, its Board of Directors (the "Board") is classified, consisting of three classes, each class being elected for a three-year term. Under Delaware law and the Company's By-Laws, the Company's directors are (i) elected by a plurality of the votes cast by the stockholders, and (ii) may be removed only for cause. The Proposal requests that the Board initiate a process to amend the Company's governance documents to provide that directors be elected by a majority vote standard. The Proposal includes statements such as "the new standard should provide that nominees for the board of directors must receive a majority of the votes cast in order to be elected or re-elected to the Board" and "the proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board." Thus, the Fund's intent is that only individuals who have received a majority of the votes cast may serve as a director. While the Proposal would require that directors who do not receive a majority vote not be seated on the Board, taking such an action for incumbent directors standing for reelection would be contrary to

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6 Staff Legal Bulletin No. 14B, Section C (September 15, 2004)

7 *See, e.g.,* AT&T Wireless Services, Inc. (February 6, 2004); Pfizer Inc. (January 16, 2004); Burlington Northern Santa Fe Corporation (January 9, 2004); and Morgan Stanley (December 24, 2002)

and in violation of Delaware law. By requiring that an incumbent director who does not receive a majority of the votes cast must essentially be "unseated" as a director, the Proposal:

- is contrary to the Delaware law that provides that incumbent directors, even if they do not receive the required vote for re-election, continue to serve as a director until their successors are elected and qualified;[8] and
- would circumvent the Delaware law provision that an incumbent director can be removed only by a removal proposal approved by a majority of the outstanding shares, and then only for "cause" by a removal proposal affording the director due process rights.[9]

A registrant can omit a stockholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law which it is subject."[10] In addition, a proposal can be omitted "if the company would lack the power or authority to implement the proposal."[11]

Under Delaware law, in the absence of resignation or removal, an incumbent director holds office until the director's "successor is elected and qualified." *See* Everett v. Transnation Dev. Corp., 267 A.2d 627, 629 (Del. Ch. 1970). Thus, the Proposal, which would effectively unseat an incumbent who did not receive the requisite majority vote, would violate Delaware law.

Further, Delaware law provides that an incumbent director can only be removed by a vote of a majority of the outstanding shares. It also provides that where, as here, a corporation has a classified board, the corporation's stockholders "may effect such removal only for cause."[12] The effect of unseating an incumbent director not receiving a majority vote is to remove that director without cause, in violation of Delaware law. Further, such a removal also violates the director's due process rights. The Delaware courts have held a director is entitled to fundamental due process rights. Specifically, in Campbell v. Loews Inc., decided in 1957, the Court of Chancery held that removal for cause requires specific charges, adequate notice and an opportunity on the part of the director to respond to the accusations against him. Thus, the effect of the implementation of the Proposal would be to circumvent the legal requirements associated with removing directors for cause.[13] In sum, it is our opinion that the Proposal would cause the

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[8] Section 141(b) of the Delaware General Corporation Law (the "DGCL")

[9] Section 141(k) of the DGCL

[10] Rule 14a-8(i)(2)

[11] Rule 14a-8(i)(6)

[12] Folk on the Delaware General Corporation Law confirms this analysis by stating that "Section 141(k) now provides, with certain exceptions, that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. The exceptions to the general rule are (1) where the board is classified, stockholders may remove directors only for cause, unless the certificate otherwise provides; and (2) in the case of a corporation having cumulative voting . . . ." *See* E. Folk, The Delaware General Corporation Law, §141.5.4 (4th ed. 1998))

[13] The Staff has not recommended enforcement action against companies that excluded shareholder proposals that could cause the company to breach the state corporation law to which it is subject. *See* BMC Software, Inc. (July 9, 2003) (proposal requiring the removal of a director without a stockholder vote held excludable because it would, if implemented,

Company to violate Delaware law.[14] As a result, the Company does not have the power or authority to implement the Proposal and, therefore, the Proposal should also be excluded under Rule 14a(8)(i)(6).

III. The Proposal improperly relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8).

A shareholder proposal may be omitted if it "relates to an election for membership on the company's board of directors."[15] The SEC has stated that the principal purpose of this provision "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules. . . are applicable."[16] The Staff has held that proposals seeking to foster contested elections are excludable on these grounds. *See, e.g.,* Citigroup Inc. (April 14, 2003) (proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more held to be excludable).

The Proposal seeks to foster contested elections because the majority-vote standard effectively transforms an abstention or a vote withheld into a vote against a board nominee and thus facilitates a campaign to "unelect" incumbent directors. If a director failed to meet the majority vote standard, to complete the director election process the Board would be forced to either re-nominate the incumbent director or nominate a different director for the board seat. The ultimate effect of the Proposal would be to transform the Company's current non-contested election process into a contested (albeit two-step) process, without following the established procedures for conducting a Rule 14a-12(c) proxy contest.

The Fund clearly acknowledges that the Proposal may lead to contested elections, as it directs the Board to address "whether a plurality director election standard is appropriate in contested elections." In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in a company's proxy materials. On multiple occasions in the last few years, the Staff has concurred that proxy advisory proposals relate to the election of directors and

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result in a violation of Delaware law); The Gillette Company (March 10, 2003) (proposal obligating the Board to follow the wishes of a majority of the Company's stockholders voting at an annual meetings on any topic held excludable because it would, if implemented, violate Section 141(a) of the DGCL and the Board's duty of care and oversight under Delaware law).

[14] We understand that Rule 14a-8(j)(2)(iii) requires a supporting opinion of counsel in this instance, and we understand that in analyzing such an opinion the Staff will consider whether counsel is licensed to practice law in the jurisdiction where the law is at issue. *See* Staff Legal Bulletin No. 14B, Section E (September 15, 2004). As to matters of law, this section of our letter may be considered to be the required supporting opinion of counsel. While we are not licensed to practice in Delaware, we have substantial experience in Delaware corporate law matters and regularly provide Delaware corporate law advice.

[15] Rule 14a-8(i)(8)

[16] Release No. 34-12598 (July 7, 1976)

therefore may be omitted from proxy material under Rule 14a-8(i)(8).[17] Because an effect of the Proposal is to foster contested board elections, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials under Rule 14a-8(i)(8).

IV. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains false or misleading statements.

A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits misleading statements in proxy soliciting materials. The Proposal includes the following statements:

- "the new standard should provide that nominees for the board of directors must receive a majority of the votes cast in order to be elected or re-elected to the Board"; and
- "the proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board".

As discussed above, an incumbent director's failure to receive a majority vote does not, under Delaware law, result in that director's removal from the Board. However, the Proposal misleads stockholders into believing that the Proposal would, in such event, achieve this result. The Proposal attempts to correct this flaw by directing the Board to solve the problem raised by an incumbent director not receiving a majority vote: "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard . . ." This statement implies that the Company can find some workable and legal solution that remains consistent with the intent of the Proposal. Clearly, this is not the case, since any action that would change the status of an incumbent director who did not receive the requisite majority vote would violate Delaware law (and the Company's current Certificate of Incorporation and By-Law provisions).

The false and misleading statements in the Proposal stand at its very heart. The election by a majority vote standard is clearly not workable in all situations. Thus, the Proposal would need to be substantially revised to address the various contingencies before it could be effectively implemented. The Staff has stated that "when a proposal and supporting statement will require

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[17] *See* Cirrus Logic, Inc. (July 18, 2000) (proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); *see also* Gillette Co. (Feb. 24, 2000); Bristol-Myers Squibb Co. (Feb. 24, 2000); Citigroup Inc. (Feb. 24, 2000); Warner-Lambert Co. (Feb. 24, 2000); Pfizer. Inc. (Feb. 22, 2000). More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. *See, e.g.,* Visteon Corporation (March 7, 2003) (proposal requesting the holders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); The Bank of New York (Feb. 28, 2003) (proposal requiring that company include 500-word statement by shareholder nominees on why director should be elected held to be excludable)

detailed and extensive editing in order to bring the proposal into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."[18] Accordingly, the Company believes that the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(3) because it contains materially false or misleading statements.

V. The Proposal may be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6) because it is vague and indefinite.

While the Proposal is, on its face, quite simple, its simplistic approach to the complex matter of director elections results in a Proposal in which the stockholders will not understand the full implications of what they are being asked to consider and the Board will not know what implementation actions are required. The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading."[19] A proposal is sufficiently vague and indefinite to the point of misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires."[20] The Staff has regularly applied this standard for vagueness in connection with proposals involving the election of directors.[21] Also, the Staff has indicated that "where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken . . . a matter may be considered beyond a registrant's power to effectuate."[22] If the company lacks the power to implement the proposal, the proposal may be excluded pursuant to Rule 14a-8(i)(6).

The Proposal is impermissibly vague and indefinite and, therefore, potentially misleading because:

- it directs the Board to address the status of incumbent directors who do not receive the requisite majority vote and address whether a plurality director election standard is appropriate in contested elections, yet does not explain what actions the Board should or might take in either regard;

- it states that director nominees should be elected by majority vote, but leaves important procedural details unexplained, such as the impact of abstentions and non votes; and

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[18] Staff Legal Bulletin No. 14, Section E.1 (July 13, 2001); *see also* Staff Legal Bulletin No. 14B, Section B.4 (September 15, 2004)

[19] See Eastman Kodak Company (March 3, 2003); Pfizer, Inc. (February 18, 2003)

[20] Staff Legal Bulletin No. 14B, Section B.4 (September 15, 2004)

[21] *See* Int'l Business Machines Corp. (January 10, 2003) (proposal requiring two nominees for each new member of the board); Dow Jones & Co., Inc. (March 9, 2000) (proposal relating to procedures for the election of directors); and Organogenesis, Inc. (April 2, 1999) (proposal relating to the procedures for the nomination and election of directors)

[22] Int'l Business Machines (January 14, 1992)

- it is vague and indefinite in the situation in which too few directors receive the requisite majority vote.

A. The Proposal Does Not Explain What Actions the Board Might Take to Address Status of Incumbent Directors Not Receiving Majority Vote or Address Contested Elections

The Proposal directs the Board to implement the Proposal in such a manner so as to "address the status of incumbent directors who fail to receive a majority vote when standing for reelection under a majority vote standard or whether a plurality director election standard is appropriate in contested elections." However, the Fund makes no directives or suggestions about what the Board should do to address the status of incumbent directors who fail to receive the requisite majority vote. In fact, under Delaware law, there is nothing that the Board could do. Furthermore, the stockholders being asked to vote on the Proposal will not have an understanding of what actions, if any, the Board might legally be able to take to address this issue. As to the direction to the Board to address whether a plurality director election standard is appropriate in contested elections, there similarly is no guidance from the Fund as to what is intended. Moreover, the Fund's suggested possibility of using a plurality standard for contested elections directly contradicts the very essence of the Proposal – to use a majority-vote standard. Thus, stockholders would not be able to "determine with reasonable certainty exactly what measures or actions the proposal requires" and the Board would be unable to "determine what action should be taken."

B. The Proposal Leaves Unexplained Important Procedural Details, Such as the Impact of Abstentions and Non Votes

While the Proposal specifies that directors are to be elected by a majority vote of the votes cast (as opposed to a majority of the shares outstanding), it omits other important procedural details necessary for implementation of the Proposal. For example, a stockholder may choose to abstain on voting for directors. It is not clear whether this stockholder will be considered to have "cast" a vote for purposes of the Proposal. In addition, typically there are multiple proposals presented to the stockholders at an annual meeting. If a stockholder were to vote on one or more of these proposals, but not cast a vote for one or more of the directors, it is not clear whether the stockholder will have "cast" a vote for purposes of the Proposal. The outcome of any vote might be quite different depending on what standard is applied.

C. The Proposal is Vague and Indefinite in the Situation in which Too Few Directors Receive the Requisite Majority Vote

The Proposal is vague and indefinite in its application to the situation in which too few director nominees receive the requisite votes. It is entirely conceivable that fewer director nominees would receive the requisite vote than the number of open board seats. This could occur in a non-contested election involving incumbent directors, where stockholders simply chose not to vote for a director nominee (assuming that such votes would be considered "cast" for purposes of the Proposal). However, it could also occur in a contested election. For example, assume that there were two slates of three directors each competing for three board seats, and 200,000,000 shares present and entitled to vote at the annual meeting. The outcome of the election could be as follows: Director nominees A, B and C receive 95,000,000 votes; director nominees D, E and F receive 90,000,000 votes; and there are 15,000,000 "withhold authority" votes from all of the director nominees. Although the stockholders have clearly voted for a particular slate, and only a small percentage have withheld their votes, the Proposal is unclear and confusing as to the result in such a situation. Presumably, under the Proposal, none of the director nominees would be entitled to seats on the Board. The Proposal directs the Board to address whether a plurality director election standard might be appropriate in this situation, but it is equally unclear what this means. If director nominees D, E and F were incumbents in this situation they would remain directors, although the Proposal does not state this.

As a result of the ambiguity surrounding each of these statements, the Company will be unable to determine the governance changes that are being requested under the Proposal. At the same time, no one would be able to assess whether the Company had even complied with the Proposal because different stockholders (and other interested stakeholders) may have different views, both as to exactly what the Proposal intended or entailed and whether or not the Company complied. Therefore, for all of these reasons, we believe that the Proposal is so vague and indefinite that it is potentially misleading and should be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) and 14a-8(i)(6) because it is vague and indefinite.

Conclusion

We believe that the Proposal is properly excludable from the Company's 2005 Proxy Materials. The proponent has not met the eligibility requirements. The Proposal is also excludable under Rule 14a-8 for a number of other reasons. Accordingly, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response.

Please do not hesitate to call me at (612) 607-7267 if you require additional information or wish to discuss this submission further.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,



Bruce A. Machmeier

BAM:pjp

Attachments

ATTACHMENT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 651-293-2471]

Lawrence T. Bell
Senior Vice President & General Counsel
Ecolab Inc.
370 Wabasha St. N.
St. Paul, MN 55102

November 24, 2004

Dear Mr. Bell:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ecolab Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 4,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Ecolab Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

ATTACHMENT B

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

RECEIVED
DEC 07 2004
T.P. DORDELL

[SENT VIA FACSIMILE 651-293-2573]

December 6, 2004

Timothy P. Dordell
Associate General Counsel – Corporate &
Assistant Secretary
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102-1390

Re: Shareholder Proposal Record Letter

Dear Mr. Dordell:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 4,200 shares of Ecolab Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822 3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin



Law and Regulatory Affairs

Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102-1390
Fax: 651-293-2573
Bus: 651-293-2523

Timothy P. Dordell
Associate General Counsel - Corporate
and Assistant Secretary

December 2, 2004

VIA FACSIMILE AND OVERNIGHT COURIER

Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
and Joiners of America
101 Constitution Avenue, N.W.
Washington D.C. 20001
Fax: (202) 543-5724

WITH COPY TO:

Edward J. Durkin
United Brotherhood of Carpenters
and Joiners of America
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C. 20001
Fax: (202) 543-4871

Re: **Notice of Deficiency Concerning Shareholder Proposal**

Dear Mr. McCarron:

On November 24, 2004, Ecolab Inc. (the "Company") received a facsimile of your letter submitting a stockholder proposal (the "Proposal") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with the Company's 2005 annual meeting of stockholders (the "2005 Proxy Statement").

Pursuant to Rule 14a-8(b), a copy of which is enclosed, under the Securities Exchange Act of 1934, as amended, in connection with the Proposal the United Brotherhood of Carpenters Pension Fund (the "Fund") is required to provide the Company with documentation as to the Fund's ownership of voting securities of the Company. Your letter states that the Fund beneficially owns approximately 4,200 shares of the Company's common stock. Your letter also states that "the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." To date, we have not received any information from the record holder of these shares verifying your beneficial ownership.

Pursuant to Rule 14a-8(f), you must furnish the Company with the required proof of your ownership in a response postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to submit this proof within that time period will entitle the Company to exclude the Proposal from its 2005 Proxy Statement.

Very truly yours,



Timothy P. Dordell
Associate General Counsel - Corporate
and Assistant Secretary

TPD/pap

Enclosure

cc: Lawrence T. Bell
Bruce A. Machmeier

der to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the com-



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 20, 2005

Mr. David Lynn
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Ecolab Corporation's Request for No-Action Advice Concerning the Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Ecolab Corporation's ("Ecolab" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal is nearly identical to a director election vote standard proposal submitted by the Fund last year and unsuccessfully challenged. See *AT&T Wireless Services, Inc. (Feb. 13, 2004)*. Ecolab's arguments against the Proposal in its Request for No-Action Advice closely track those raised against the earlier version of the Proposal by AT&T Wireless. In a February 13, 2004 response to an AT&T Wireless' No-Action Advice request, the Staff rejected many of the same arguments currently raised by Ecolab against the Proposal. We submit that the Staff should follow the clear precedent and deny the Company's request for no-action relief.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f) Because the Proponent Failed to Timely Demonstrate it is a Record Holder of Company Securities.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



The Company argues that the Proponent failed to demonstrate in a timely manner that it is eligible to submit a proposal. On December 6, 2004, four days following the Company's request to the Fund to provide evidence of its share ownership, the Company received a record letter from the co-trustee and custodian of the Fund, AmalgaTrust Company Inc. included as Attachment B in the Company's Request for No-Action Advice. The record letter from AmalgaTrust to the Ecolab representative provides the required ownership verification information under Rule 14a-8(b). The Company acknowledges receipt of the record letter that contained the Fund's ownership verification information, but only in its Request for No-Action Advice dated December 30, 2004 does it claim the record letter is deficient. The record letter conveyed to the Company in a timely manner by the Fund's co-trustee and custodian, AmalgaTrust, provided the Company with the required ownership verification information.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(2) and 14a-8(i)(6) Because it Would if Implemented Cause the Company to Violate Delaware Law.

The Company argues that if the Proposal were implemented it would cause the Company to violate Delaware law, and as a result, the Company does not have the power or authority to implement the Proposal. This argument rests on the Company's incorrect assertion that the Proposal would require removal of directors who do not receive a majority of votes cast. The Company argues:

> Thus, the Fund's intent is that only individuals who have received a majority of the votes cast may serve as a director. While the Proposal would require that directors who do not receive a majority vote not be seated on the Board, taking such an action for incumbent directors standing for reelection would be contrary to and in violation of Delaware law. By requiring that an incumbent director who does not receive a majority of the votes cast must essentially be 'unseated' as a director," the Proposal is contrary to Section 141(b) of Delaware General Corporation Law ("DGCL") and would allow for circumvention of Section 141(k) of DGCL.

However, our Proposal neither requests nor implies that incumbent directors who do not receive a majority vote be "unseated." In fact, the Supporting Statement specifically acknowledges that it is for the Board to determine what the consequences of failing to attain a majority of votes cast would be. The Supporting Statement provides in pertinent part:

> Our Proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard. . . .

We acknowledge that the Board should exercise its fiduciary discretion to address such a situation as a clear reflection that the Proposal is not intended to result in the removal of directors. Rather, the Proposal simply requests that the Board of Directors initiate the appropriate process to amend the Company's governance documents to provide "that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." Rather than addressing this straightforward language, the Company attempts to shift the focus to possible outcomes that might result in the event that incumbent nominees fail to receive a majority of votes cast.

While we believe that the Company's legal arguments on Delaware law are wrong, it is not necessary to so find to reject the Company's argument. The Company's Delaware law argument is premised on its mischaracterization of the Proposal as requiring the removal of directors. Neither the text of the Proposal nor the supporting statement references cited by the Company address the issue of the continuing status of an incumbent director nominee or a new nominee following a failure to receive the requisite vote that would be required by a majority of the vote cast standard. The only reference to the issue of a nominee's status, be they an incumbent or new board nominee, is in the last paragraph of the supporting statement which states that the Board in the exercise of its duties, "should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard..." Nothing in the Proposal suggests that incumbent directors would not continue "to serve as a director until their successors are elected and qualified." As to the Company's Section 141(k) argument, the Company has taken the provision of the Delaware General Corporation Act relating to the removal of incumbent directors and used its "unseating" of directors characterization of the Proposal to manufacture an argument that 141(k) would be violated by a majority vote standard. This argument simply combines a misapplication of Section 141(k) with a mischaracterization of the Proposal.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(8) Because it Relates to an Election for Membership on the Company's Board.

The Company argues that the Proposal may be omitted because Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." It claims that "the Staff has held that proposals seeking to foster contested elections are excludable on these grounds." In fact, as noted in *Cirrus Logic, Inc.* (July 18, 2000) the Staff has stated that:

> [T]he principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [Rule 14a-11 (now covered in Rule 14a-12(c))] are applicable.

Thus, in order for the Company to satisfy its burden of persuasion that the Proposal may be excluded under Rule 14a-8(i)(8) as relating to an election the Company must demonstrate that the Proposal is an attempt to conduct a campaign or seeks to effect reforms in the election for directors. However, the Proposal does neither and is therefore not excludable under Rule 14a-8(i)(8) as relating to an election.

Two lines of no-action decisions purportedly support the Company's contention, yet both can be readily distinguished. One line of cases deals with a series of shareholder proposals seeking to allow shareholders of three percent of a company's outstanding common stock to nominate candidates to the company's boards of directors. See, e.g., *Citigroup Inc.* (Jan. 31, 2003) ("There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors.") In the case of these proposals, that was literally true. The proposals sought to create a process for shareholders to put forth nominees to run against management-sponsored nominees, thereby creating a potential contested election.

Contrast our proposal, which simply requests that the Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast" rather than by a plurality standard. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our proposal does not seek to promote a campaign against management-sponsored nominees and it certainly does not seek to effect reforms in the election for directors. Requesting that the Board elect to utilize a standard permissible under Delaware law – majority vote – rather than another permissible standard cannot reasonably be construed to be seeking a reform of the election process.

The other line of cases upon which the Company relies relates to proposals seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. See, e.g., *Cirrus Logic, Inc.* (July 18, 2000). These cases were excluded on 14a-8(i)(8) grounds because the Staff accepted the company's argument that including recommendations of proxy advisory firms might include recommendations against management-sponsored nominees. Contrast our Proposal, which does nothing to foster votes against management-sponsored nominees. The Company engages in an intricate exercise to attempt to contort the Proposal into one that seeks to foster votes against management-sponsored nominees, but such is not the case. We state again: the Proposal simply requests changing the standard for being elected or re-elected to the Board from a plurality standard to a majority vote standard. In terms of the claim that the Proposal somehow transforms a withhold vote or abstention into a vote against a board nominee, thus creating some sort of "two-step" contested election, we submit that absolutely no difference exists between a nominee who fails to get a majority of the votes under our requested standard and a nominee who fails to get the requisite number of votes under a plurality standard. While one might claim it is easier to get one vote, than a majority vote, intellectually there is no difference in terms of the consequences. In either event, the Board of Directors would exercise its fiduciary discretion to address the situation.

The Proposal does not seek to circumvent the 14a-12(c) process through the 14a-8 process; that is, it does not represent an attempt to conduct a campaign or effect election reform, and should not be excluded under Rule 14a-8(i)(8).

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(3) Because it Contains False and Misleading Statements.

The Company uses its misinterpretation of the Proposal's supporting statement to make an argument that the Proposal is misleading and thus should be omitted under Rule 14a-8(i)(3). The Company argues: "As discussed above, an incumbent director's failure to receive a majority vote does not, under Delaware law, result in that director's removal from the Board. However, the Proposal misleads stockholders into believing that the Proposal would, in such event, achieve this result." Under Section 141(b) of the DGCL, in absence of resignation or removal, an incumbent director holds office until the director's "successor is elected and qualified." 8 Del. C. Section 141(b).

The Proposal and its supporting statement address one issue, the director election standard to be utilized by the Company. The Proposal does not address the issue of the removal of directors, rather the Proposal and the cited supporting statement sentences simply address the level of vote director nominees, be they incumbent directors or new candidates, must receive to be "elected" or "re-elected."

The status of an incumbent director who fails to receive the requisite vote under the proposed majority vote standard would be no different than the status of an incumbent director who fails to receive the requisite vote under the Company's current plurality vote standard. In both circumstances, Section 141(b) would appear to hold that each remains a director until each director's "successor is elected or qualified." If the board nominees were not incumbent directors, in both situations where the requisite vote is not received, neither would be considered elected. Whether an incumbent fails to receive a single vote, thus failing to receive a plurality of votes cast, or fails to receive a majority of votes cast, such an incumbent continues on the board until his or her successor is elected or qualified.

The Proposal addresses only the vote standard necessary to be "elected," not removed. And the supporting statement sentence that states that the Board "should address the status of incumbent directors who fail to receive a majority vote when standing for re-election" clearly indicates that the Proposal does not mislead stockholders into believing that the Proposal would result in a director's removal from the Board should the director fail to receive a majority vote.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(3) and (i)(6) Because it is Vague and Indefinite.

The Company argues that the Proposal is impermissibly vague and indefinite, and therefore, potentially misleading for the following reasons:

1. It "directs the Board to address the status of incumbent directors who do not receive the requisite majority vote" without explaining what actions the Board should take;
2. It states that director nominees should be elected by majority vote, but leaves important procedural details unexplained, and
3. It is vague and indefinite in the situation in which too few directors receive the requisite majority vote.

The Proposal is a clear and straightforward presentation of the majority director election vote standard issue. The Proposal succinctly presents the new director election standard that the Board of Directors is being urged to advance and the clear role for the Board in instituting the appropriate governance processes to achieve that end. The supporting statement provides the legal framework for the suggested reform, describes the current plurality vote standard presently used by the Company, and indicates that the judgment of the Board members should guide the necessary governance reform process. Should the Proposal receive majority vote support, the Board, should it choose to begin the implementation process, would have clear direction in how to proceed to implement the will of the shareholders to establish a majority vote director election standard. The fact that the members of the Board would be called upon to exercise their individual and collective judgment in crafting the necessary governance reforms to implement the shareholders' will does not support a claim that the Proposal is vague and indefinite.

If you have any questions about this matter or would like any additional information, please contact me at (202) 546-6206 x 221. Additionally, should you disagree with the conclusions set forth in this response to the Company's Request for No-Action Advice, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to the Company's Request by fax at (202) 543-4871 when it is available.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department

Cc: Douglas J. McCarron – Fund Chair
Bruce A. Machmeier – Oppenheimer, Wolff & Donnelly LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ecolab Inc.
Incoming letter dated December 30, 2004

The proposal requests that the board initiate the appropriate process to amend Ecolab's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Ecolab may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Ecolab may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Ecolab may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Ecolab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Ecolab may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ecolab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ecolab may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Ecolab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Ecolab may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Ecolab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor